Exhibit 99.1

PARCELPAL LOGISTICS INC.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited - expressed in Canadian Dollars)

For the Three Months Ended March 31, 2022 and 2021

NOTICE OF NO AUDITOR REVIEW OF

CONDENSED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited condensed interim financial statements have been prepared by and are the responsibility of the management.

The Company's independent auditor has not performed a review of these financial statements in accordance with the standards established by the Chartered Professional Accountants of Canada for a review of condensed interim financial statements by an entity's auditor.

ParcelPal Logistics Inc. Condensed Interim Consolidated Statements of Financial Position (Unaudited - expressed in Canadian Dollars)

	Notes	March 31, 2022 $	December 31, 2021 $

ASSETS
Current assets
Cash		263,071	551,961
Accounts receivable	4	248,965	202,050
Prepaid expenses		167,460	149,834
		679,496	903,845

Customer contract		3,841,193	3,933,128
Vehicles and Right-of-use assets	5	501,645	652,353

Total assets		5,022,334	5,489,326

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	7	955,557	833,262
Purchase obligation		660,972	660,972
Convertible Note	11	1,814,443	2,429,227
Derivative liability	11	-	206,726
Sales tax payable		574,181	521,616
Short-term loan payable		65,032	66,588
Lease obligations - current	10	127,311	158,409
		4,197,496	4,876,800

Lease obligations	10	371,719	404,921

Total liabilities		4,569,215	5,281,721

SHAREHOLDERS’ (DEFICIT) EQUITY
Share capital	6	18,340,902	17,622,777
Contributed surplus		3,620,300	3,620,300
Accumulated other comprehensive income		(117,598)	(4,202)
Deficit		(21,390,485)	(21,031,270)
Total shareholders’ (deficit) equity		453,119	207,605

Total liabilities and shareholders’ equity		5,022,334	5,489,326

Nature of operations and going concern (Note 1)
Commitments (Note 11)

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ParcelPal Logistics Inc. Condensed Interim Consolidated Statements of Loss and Comprehensive Loss For the Three Months Ended March 31, (Unaudited - expressed in Canadian Dollars)

	Notes	2022 $	2021 $

SALES	4	2,673,673	1,188,918

COST OF SALES	12	(2,261,119)	(1,185,294)

GROSS PROFIT		412,554	3,624

EXPENSES
Consulting fees		39,775	25,611
Foreign exchange		(39,996)	(6,255)
Marketing and promotion		6,939	-
Management and director fees	7	126,846	191,155
Office and miscellaneous		464,743	157,637
Professional fees		33,240	57,589
Regulatory and filing fees		16,259	25,597
Salaries	7	295,666	129,676
Share-based compensation	6	-	222,852
Travel and accommodation		53,760	15,574
		(997,232)	(819,436)

Loss before other items		(584,678)	(815,812)

Other expenses (gains):
Debt Settlement		65,726	-
Derivative liability		206,726	(404,692)
Interest expense	10,11	(223,890)	(162,709)
Write-off of asset		176,901	(9,403)
		225,463	(576,804)

Net loss for the period		(359,215)	(1,392,616)

Foreign currency translation adjustment		(113,396)	-

Comprehensive loss for the period		(472,611)	(1,392,616)

Basic and diluted loss per share		(0.00)	(0.01)

Weighted average number of shares outstanding – basic and diluted		165,817,900	110,239,211

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ParcelPal Logistics Inc. Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity For the Three Months Ended March 31, 2022 and 2021 (Unaudited - expressed in Canadian Dollars)

	Number of shares	Amount $	Contributed Surplus $	Deficit $	AOCI $	Total $

Balance, December 31, 2020	102,953,973	11,408,737	3,363,593	(16,928,662)	-	(2,156,332)

Shares issued pursuant to:
Convertible note	9,341,447	1,494,429	-	-	-	1,494,429
Warrant exercises	657,000	98,550	-	-	-	98,550
Option exercises	100,000	15,965	(6,965)	-	-	9,000
Share-based compensation	-	-	222,852	-	-	222,852
Net loss for the period	-	-	-	(1,392,616)	-	(1,392,616)
Balance, March 31, 2021	113,052,420	13,017,681	3,579,480	(18,321,278)	-	(1,724,117)

Shares issued pursuant to:
Convertible note	15,675,202	1,472,409	-	-	-	1,472,409
In lieu of consulting fees	13,833,333	1,521,667	-	-	-	1,521,667
Acquisition of Web-to-door	13,777,778	1,611,020	-	-	-	1,611,020
Share-based compensation	-	-	40,820	-	-	40,820
Net and comprehensive loss for the period	-	-	-	(2,709,992)	(4,202)	(2,714,194)

Balance, December 31, 2021	156,338,733	17,622,777	3,620,300	(21,031,270)	(4,202)	207,605

Shares issued pursuant to:
Convertible note	15,125,000	718,125	-	-	-	718,125
Net and comprehensive loss for the period	-	-	-	(359,215)	(113,396)	(472,611)
Balance, March 31, 2022	171,463,733	18,340,901	3,620,300	(21,390,485)	(117,598)	453,119

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ParcelPal Logistics Inc. Condensed Interim Consolidated Statements of Cash Flows For the Three Months Ended March 31, 2022 and 2021 (Unaudited - expressed in Canadian Dollars)

	2022 $	2021 $
Operating activities
Loss for the period	(359,215)	(1,392,616)
Add non-cash items:
Amortization	61,103	77,411
Share-based compensation	-	222,852
Accrued interest	220,755	156,492
Loss on debt settlement	(65,726)	-
Unrealized foreign exchange gain	(42,774)	(5,979)
Impairment of asset	-	9,404
Fair value of derivative	(206,726)	404,692
Changes in non-cash working capital items
Sales tax payable	50,742	31,765
Prepaid expenses	(17,626)	19,748
Accounts receivable	(62,837)	146,500
Accounts payable and accrued liabilities	122,295	(378,844)
Net cash flows used in operating activities	(300,009)	(708,575)

Investing activity
Sale of vehicles	144,500	15,314
Purchase of vehicles	(37,150)	-
Net cash flows provided by investing activity	107,350	15,314

Financing activities
Loan repayments	-	(28,051)
Convertible note	-	659,350
Exercise of options	-	9,000
Exercise of warrants	-	98,550
Lease payments	(73,214)	(67,608)
Net cash flows provided by financing activities	(73,214)	671,241

Foreign exchange on cash	(23,017)	-
Change in cash during the period	(288,890)	(22,020)
Cash – beginning of the period	551,961	233,648
Cash – end of the period	263,071	255,668
Supplemental cash flow information: Income taxes paid	-	-
Interest paid	8,914	28,671

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For Three Months Ended March 31, 2022 and 2021 (Unaudited - expressed in Canadian Dollars)
1.	NATURE OF OPERATIONS AND GOING CONCERN

ParcelPal Logistics Inc. (formerly ParcelPal Technology Inc.) (“the Company” or “ParcelPal”) is a Vancouver, British Columbia based company that specializes in last-mile delivery service and logistics solutions, providing businesses with a smart, reliable and affordable delivery service powered by the Company’s licensed technology platform.  The Company operates in major Canadian cities including Vancouver, Calgary, and Toronto, and now in the western region of the United States.  The Company was incorporated in Alberta on March 10, 1997.  On June 22, 2006, the Company moved its incorporation jurisdiction to British Columbia.  The Company’s shares are listed on the Canadian Securities Exchange (“CSE”) under the symbol “PKG”, on the OTCQB (over-the-counter) Market in the United States under the symbol PTNYF and on the Frankfurt Stock Exchange under the symbol “PTO”.

On September 15, 2021, the Company purchased 95% of the outstanding shares of Web to Door Trucking Corp. (“Trucking”), a United States delivery service company incorporated in Nevada.  The acquisition of Trucking is being accounted for as a business combination under IFRS 3 as operations of Trucking meet the definition of a business (the “Trucking Acquisition”) (Note 3).

These condensed interim consolidated financial statements have been prepared under the assumption that the Company will continue as a going concern.  The going concern basis of presentation assumes that the Company will be able to meet its obligations and continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  Realization values may be substantially different from the carrying values as shown, and these consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

The Company has incurred losses and negative operating cash flows since its inception. The Company will require further financing to meet its financial obligations and sustain its operations in the normal course of the business.  These factors indicate the existence of a material uncertainty that may cast significant doubt about the Company’s ability to continue as a going concern. The Company’s ability to meet its long-term business strategy depends on its ability to obtain additional equity financing and to generate operational cash flow from delivery services revenue.

On March 11, 2020, the World Health Organization characterized the outbreak of a strain of the novel coronavirus (“COVID-19”) as a pandemic which has resulted in a series of public health and emergency measures that have been put in place to combat the spread of the virus. The duration and impact of COVID-19 is unknown at this time and it is not possible to reliably estimate the impact that the length and severity of these developments will have on the financial results and condition of the Company in future periods, including the possible impact on future financing opportunities.

2.	BASIS OF PRESENTATION

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34, Interim Financial Reporting. The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2021, which have been prepared in accordance with IFRS as issued by IASB.

The Company uses the same accounting policies and methods of computation as in financial statements for the year ended December 31, 2021, with the exception of the following:

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For Three Months Ended March 31, 2022 and 2021 (Unaudited - expressed in Canadian Dollars)
Basis of Consolidation
The condensed interim financial statements include the financial statements of the Company and its 95% owned subsidiary Web-to-door Trucking (2021 – 95%)

Use of estimates and judgements
The Company’s significant estimates and judgments are as per the audited financial statements ended December 31, 2021.

These condensed consolidated interim financial statements were approved by the board of directors for use on May 30, 2022.

3.	TRUCKING ACQUISITION

On September 15, 2021, the Company acquired 95% of the issued and outstanding shares of Trucking for a purchase price of USD $3,100,000, consisting of 60% cash and 40% payable in restricted shares of ParcelPal’s common stock. The cash portion of the purchase price will be paid in three tranches, beginning on the closing date of the transaction. The 5% minority shareholding is not eligible for any share of the Company’s profits or net loss, there is no allocation of value to non-controlling interest.

Concurrently with the acquisition, the Company completed a non-brokered private placement (the “Offering”), pursuant to which it issued an unsecured multi-tranche convertible note with a face value of up to US$2,300,000 (the “Consideration”) to an arm’s length investor (the “Note”). Each of the first three funded tranches will carry a 5% Original Issue Discount (or “OID”) (Note 11).

Each tranche to be funded as follows:
•	USD $700,000 on closing (paid)
•	USD $640,000 will be advanced 45 days from the closing date (paid)
•	USD $520,000 will be advanced 90 days from the closing date
•	USD $325,000 will be advanced upon mutual agreement by the Company and noteholder at 120 days from the closing date, together with the prorated 5% OID

The transaction was accounted for as a business combination, as the operations of Trucking meet the definition of a business. As the transaction was accounted for as a business combination, transaction costs were expensed.

The fair value of the consideration transferred has been determined on a preliminary basis. The consideration has been allocated to the assets acquired and liabilities assumed on a preliminary basis based on their estimated fair values at the date of acquisition. The Company has allocated goodwill to customer contracts on a preliminary basis but will require additional information to allocate the fair values to the net assets acquired. The determination of the fair value of the net assets acquired will be revised by the Company as additional information is received.  The Company has estimated the allocation of the purchase price as follows:

Purchase price consideration	US $
Consideration – cash	1,860,000
Consideration – shares	1,240,000
Fair value of consideration	3,100,000

Cash	117,321
Prepaid expenses	20,440
Loans payable	(52,042)
Accounts payable and accrued liabilities	(59,657)
Customer contract	3,073,938
Total net assets acquired and liabilities assumed	3,100,000

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For Three Months Ended March 31, 2022 and 2021 (Unaudited - expressed in Canadian Dollars)
Upon completing the acquisition of Trucking on September 15, 2021, the operating results for Trucking have been recognized in the consolidated statements of loss and comprehensive loss.

4.	ACCOUNTS RECEIVABLE

	March 31, 2022 $	December 31, 2021 $

Accounts receivable	248,965	202,050

As at March 31, 2022, 50% (December 31, 2021 – 60%) of the Company’s accounts receivable are current, and the Company recorded $nil (March 31, 2021 - $nil) of bad debt expense related to certain customer accounts.

One customer accounted for 47% of accounts receivable at March 31, 2022 (2021 – 55% of accounts receivable) and 96% (2021 – 97%) of total revenues during the period ended March 31, 2022.

5.	RIGHT-OF-USE ASSETS

Right-of-use assets consists of leased vehicles and a leased warehouse carried at cost less accumulated depreciation. The Company’s vehicles as at March 31, 2022 and December 31, 2021 are as follows:
	Vehicles $	ROU Assets $	Total $
Cost
Balance, December 31, 2020	166,501	370,793	537,294
Additions	58,352	619,678	678,030
Disposal	(26,108)	(150,772)	(176,880)
Balance, December 31, 2021	198,745	839,699	1,038,444
Additions	37,150	-	37,150
Disposal	(219,973)	(192,164)	(412,137)
Balance, March 31, 2022	15,922	647,535	663,457

Accumulated amortization
Balance, December 31, 2020	16,559	177,036	193,595
Amortization	79,922	266,610	346,532
Disposal	(3,264)	(150,772)	(154,036)
Balance, December 31, 2021	93,217	292,874	386,091
Amortization	-	61,103	61,103
Disposal	(93,217)	(192,165)	(285,382)
Balance, March 31, 2022	-	161,812	161,812

Balance, December 31, 2021	105,528	546,825	652,353
Balance, March 31, 2022	15,922	485,723	501,645

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For Three Months Ended March 31, 2022 and 2021 (Unaudited - expressed in Canadian Dollars)
During the three months ended March 31, 2022, the Company included $61,103 (2021 - $77,411) of amortization in cost of sales.

During the three months ended March 31, 2022, the Company purchased 14 previously leased vehicles for $37,150. The Company also sold 27 vehicles for gross proceeds of $320,000, of which $144,500 was received during the period and $175,500 remains outstanding at March 31, 2022. The vehicles had a net book value of $112,391 and the Company recorded a gain on sale of $207,609. The Company also wrote off 4 vehicles which were valued at $14,365.

6.	SHARE CAPITAL

Common Shares

Authorized:
The authorized capital of the Company consists of an unlimited number of common shares without par value.

Issued:

During the three months ended March 31, 2022:
a)	On January 1, 2022, the Company issued 2,500,000 common shares pursuant to the settlement of US$100,000 convertible debt, the shares were fair valued at $125,000.
b)	On January 20, 2022, the Company issued 5,000,000 common shares pursuant to the settlement of US$200,000 convertible debt, the shares were fair valued at $250,000.
c)	On February 15, 2022, the Company issued 7,625,000 common shares pursuant to the settlement of US$305,000 convertible debt, the shares were fair valued at $343,125.

During the three months ended March 31, 2021:
a)	On January 7, 2021, the Company issued 1,975,822 common shares pursuant to the settlement of US$118,549 convertible debt, the shares were fair valued at $316,133.
b)	On January 13, 2021, the Company issued 2,756,250 common shares pursuant to the settlement of US$220,500 convertible debt, the shares were fair valued at $468,563.
c)	On January 15, 2021, Company issued 175,000 incentive shares pursuant to the issuance of a convertible note of US$175,000.
d)	On February 2, 2021, the Company issued 2,756,250 common shares pursuant to the settlement of US$165,375 convertible debt, the shares were fair valued at $385,875.
e)	On February 17, 2021, the Company issued 1,378,125 common shares pursuant to the settlement of US$82,688 convertible debt, the shares were fair valued at $323,859.
f)	On March 15, 2021, the Company issued 300,000 incentive shares pursuant to the issuance of a convertible note of US$367,500.
g)	The Company issued 657,000 shares pursuant to the exercise of 657,000 warrants for gross proceeds of $98,550.
h)	The Company issued 100,000 shares pursuant to the exercise of 100,000 stock options for gross proceeds of $9,000.

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For Three Months Ended March 31, 2022 and 2021 (Unaudited - expressed in Canadian Dollars)
Stock Options

The Company has adopted an incentive stock option plan, which enables the Board of Directors of the Company from time to time, at its discretion, and in accordance with the CSE requirements to, grant to directors, officers, employees and consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 20% of the Company’s issued and outstanding common shares. Each stock option permits the holder to purchase one share at the stated exercise price. The options vest at the discretion of the Board of Directors.

The following is a summary of the Company’s stock option activity:

	Number of Options #	Weighted Average Exercise Price $

Balance, December 31, 2020	9,800,000	0.15
Granted	2,500,000	0.14
Exercised	(100,000)	0.09
Cancelled	(1,025,000)	0.16

Balance, December 31, 2021 and March 31, 2022	11,175,000	0.15

Pursuant to the exercise of stock options the Company reallocated $nil (2021 - $6,965) of contributed surplus to share capital.

As at March 31, 2022 the following options were outstanding and exercisable:

Expiry Date	Exercise price $	Remaining life (years)	Options outstanding
November 17, 2022	0.16	0.63	150,000
November 28, 2022	0.18	0.66	550,000
January 21, 2023	0.32	0.81	450,000
May 1, 2023	0.24	1.08	500,000
August 15, 2023	0.21	1.38	300,000
August 31, 2023	0.27	1.42	200,000
November 22, 2023	0.26	1.65	100,000
December 13, 2023	0.25	1.70	750,000
May 2, 2024	0.27	2.09	150,000
May 17, 2024	0.245	2.16	200,000
June 17, 2024	0.245	2.22	300,000
May 6, 2025	0.09	3.10	2,475,000
June 1, 2025	0.14	3.17	250,000
July 22, 2025	0.09	3.31	400,000
November 12, 2025	0.075	3.62	2,100,000
January 22, 2026	0.145	3.82	2,000,000
June 2, 2026	0.12	4.18	500,000
			11,175,000

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For Three Months Ended March 31, 2022 and 2021 (Unaudited - expressed in Canadian Dollars)
Warrants

The following is a summary of the Company’s warrant activity:
	Number of Options #	Weighted Average Exercise Price $

Balance, December 31, 2020	1,884,477	0.15
Exercised	(657,000)	0.15
Expired	(1,227,477)	0.15

Balance, December 31, 2021 and March 31, 2022	-	0.15

7.	RELATED PARTY TRANSACTIONS

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of members of the Company's Board of Directors and corporate officers. The remuneration of directors and key management personnel is as follows:

	2022 $	2021 $
Management fees	126,846	191,155
Salaries and wages	18,750	19,688
Share-based compensation	-	222,852
	145,596	433,695

Included in accounts payable as at March 31, 2022 is $136,403 (December 31, 2021 - $112,128) owing to directors and officers. These amounts are non-interest bearing, unsecured and due on demand.

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For Three Months Ended March 31, 2022 and 2021 (Unaudited - expressed in Canadian Dollars)
8.	SEGMENTED INFORMATION

As at March 31, 2022, the Company had one reportable segment, being last-mile delivery service and logistics solutions, and had operations in two geographical areas: Canada and the USA.

Geographic Segments

	Three months ended March 31,
	2022		2021
	$		$
Net gain (loss)
Canada		(471,994)		(1,392,616)
USA		112,779		-
		(359,215)		(1,392,616)

	March 31, 2022		December 31, 2022
	$		$
Assets
Canada		933,806		1,342,697
USA		4,088,528		4,146,629
		5,022,334		5,489,326

9.	FINANCIAL INSTRUMENTS

Classification of financial instruments
The Company’s financial instruments consist of cash, accounts receivable, loans receivable, accounts payable and accrued liabilities and lease obligations. The Company classifies cash, accounts receivable and loans receivable as financial assets at amortized cost. Accounts payable and lease obligations are classified as financial liabilities at amortized cost.

The Company examines the various financial instruments and risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include foreign currency risk, interest rate risk, credit risk and liquidity risk. When material, these risks are reviewed and monitored by the Board of Directors.

There have been no changes in any risk management policies during the three months ended March 31, 2022.

Fair value
Financial instruments measured at fair value are classified into one of the three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:
•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The carrying value of the Company’s financial assets and liabilities measured at amortized cost approximate their fair value due to their short term to maturity.

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For Three Months Ended March 31, 2022 and 2021 (Unaudited - expressed in Canadian Dollars)
The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures.

The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk
Credit risk is the risk of financial loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian financial institutions and is not exposed to significant credit risk.

Interest risk
Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk.

Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the directors are actively involved in the review, planning, and approval of significant expenditures and commitments. In December 2020, the Company entered into an agreement pursuant to which it received access to a US $5,000,000 equity line of credit for a period of three years. As at March 31, 2022 the Company has not accessed the equity line of credit.

Foreign exchange risk
The Company’s functional currency is the Canadian Dollar and major transactions are transacted in Canadian Dollars and US Dollars. The Company maintains a US Dollar bank account in Canada to support the cash needs of its operations. Management believes that the foreign exchange risk related to currency conversion is minimal and therefore does not hedge its foreign exchange risk.

Capital Management
The Company defines capital that it manages as its shareholders’ equity. When managing capital, the Company’s objective is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development of a social collaborative charting, news and communication platform for traders. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes to the Company’s approach to capital management during the three months ended March 31, 2022

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For Three Months Ended March 31, 2022 and 2021 (Unaudited - expressed in Canadian Dollars)
10.	LEASE OBLIGATIONS

The Company’s lease obligations at March 31, 2022 and December 31, 2021 and the changes for the periods then ended are as follows:

$
Balance, December 31, 2020	212,903
Lease additions	619,678
Lease credit	(4,385)
Interest expense	22,666
Payments	(287,532)
Balance, December 31, 2021	563,330
Interest expense	8,914
Payments	(73,214)
Balance, March 31, 2022	499,030

The Company’s future minimum lease payments under the lease obligations as at March 31, 2022 and December 31, 2021 are as follows:

	March 31, 2022 $	December 31, 2021 $

Less than 1 year	167,192	166,878
1-5 years	425,121	467,025
5 + years	-	-
Total minimum lease payments	592,313	633,903
Less: Imputed Interest	(93,283)	(70,573)
Total lease obligations	499,030	563,330
Current portion of lease obligations	(127,311)	(158,409)
Non-current portion of lease obligations	371,719	404,921

11.	CONVERTIBLE PROMISSORY NOTE

During the year ended December 31, 2021 and 2020, the Company entered into multiple US dollar denominated convertible note agreements, with each convertible note containing a guaranteed interest rate between 5% and 10%, a 5% original issue discount on the principal of the convertible note, incentive common shares of the Company and the right to convert at a fixed price of US $0.06 to US $0.08 per share. As the convertible note and embedded conversion feature are denominated in US dollars and the Company has a Canadian dollar functional currency, they are within the scope of IAS 32 – Financial Instruments: Presentation, the value of the conversion feature is subject to changes in value based on the prevailing market price, resulting in a derivative liability. On initial recognition, the Company used the residual value method to allocate the principal amount of the convertible note between the derivative liability and host debt components. The derivative liability was valued first using the Black Scholes option pricing model and the residual was allocated to the host debt component. As the fair value of the debt, when discounted using the Company’s discount rate of 11.31% was greater than the total consideration received, the incentive shares were allocated a value of $nil.

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For Three Months Ended March 31, 2022 and 2021 (Unaudited - expressed in Canadian Dollars)
The derivative liability is remeasured at fair value through profit or loss at each reporting period using the Black-Scholes pricing model using the following assumptions:

December 31, 2021

Risk-free interest rate	0.12%
Estimated life	0.5 - 0.75 years
Expected volatility	97%-140%
Expected dividend yield	0.00%

The convertible notes issued are as follows:

On April 13, 2021, the Company issued a convertible note for US$341,250 (CAD - $427,873) with a guaranteed interest rate of 5% and an original issue discount of US$16,250. The note matures on October 10, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share. The conversion option was fair valued at $10,817 and the loan was valued at $396,681. The loan is amortized to maturity using an effective interest rate of 4.88%. On December 7, 2021 and December 29, 2021, the Company issued 417,196 and 2,500,000 common shares to settle US $116,500 of the loan, the shares were fair valued at $31,290 and $137,500 respectively. During the three months ended March 31, 2022, the derivative was revalued at $nil and a gain on fair value of derivative liability of $66,928 was recorded. The remainder of the convertible note was settled pursuant to the issuance of 6,045,325 common shares fair valued at $302,500. The Company recorded a gain on settlement of $19,005.

On May 27, 2021, the Company issued a convertible note for US$341,250 (CAD - $412,479) with a guaranteed interest rate of 5% and an original issue discount of US$16,250. The note matured on November 23, 2021 and can be converted into common shares of the Company at a conversion price of US$0.13 per common share. The conversion option was fair valued at $18,356 and the loan was valued at $374,481. The loan is amortized to maturity using an effective interest rate of 5.98%. During the three months ended March 31, 2022, the derivative was fair valued at $nil and the Company recorded a gain on derivative liability of $94,980. The remainder of the convertible note was settled pursuant to the issuance of 8,957,800 common shares fair valued at $408,763, the Company recorded a gain on debt settlement of $47,503.

On closing of the Trucking Acquisition, the Company issued a convertible note with face value of up to US$2,300,000 receivable in four tranches. Each of the first three funded tranches will carry a 5% Original Issue Discount (or “OID”). As consideration of the convertible note, the Company shall issue 500,000 common shares to the noteholder for each of the first three funded tranches. As at December 31, 2021, the first tranche of US $735,000 and the second tranche of US $672,000 had been funded and 1,000,000 common shares were issued to the noteholder, valued at $nil.

The first tranche had a guaranteed interest rate of 8% and an original issue discount for US $35,000. The note matured on March 14, 2022 and can be converted into common shares of the Company at a conversion price of US $0.09 per common share. The conversion option was fair valued at $110,301 and the loan was fair valued at $776,844. The loan is amortized to maturity using an effective interest rate of 20.087%. During the period ended March 31, 2022, the Company fair valued the derivative liability at $nil and recorded a gain on fair value of derivative liability of $11,534. The Company settled $6,081 of the loan pursuant to the issuance of 121,875 common shares fair valued at $6,863 and recorded a gain on debt settlement of $781. As at March 31, 2022, the outstanding balance of the convertible note is $984,103.

ParcelPal Logistics Inc. Notes to the Condensed Interim Consolidated Financial Statements For Three Months Ended March 31, 2022 and 2021 (Unaudited - expressed in Canadian Dollars)
The second tranche had a guaranteed interest rate of 8% and an original issue discount for US $32,000. The note matures on May 23, 2022 and can be converted into common shares of the Company at a conversion price of US $0.09 per common share. The conversion option was fair valued at $140,643 and the loan was fair valued at $670,204. The loan is amortized to maturity using an effective interest rate of 25.55%. As at March 31, 2022, the derivative was fair valued at $nil and the Company recorded a gain on fair value of derivative liability of $33,285. As at March 31, 2022, the outstanding balance of the convertible note was $830,341.

The changes in the fair value of the derivative and loan balances were as follows:

	Convertible Debt $	Derivative Liability $

Balance, December 31, 2020	766,070	794,631
Additions	2,653,829	503,848
Interest expense	198,092	-
Accretion	552,151	-
Change in fair value of derivative liability	-	112,387
Conversion of convertible debt	(1,766,066)	(1,204,140)
Foreign exchange on loan	25,151	-

Balance, December 31, 2021	2,429,227	206,726
Interest expense	66,472	-
Accretion	145,369	-
Change in fair value of derivative liability	-	(206,726)
Conversion of convertible debt	(783,851)	-
Foreign exchange on loan	(42,773)	-
Balance, March 31, 2022	1,814,444	-

12.	COST OF SALES

For the three months ended March 31, 2022 and 2021 cost of sales consists of the following:

	2022 $	2021 $
Amortization	61,103	77,411
Fuel	2,280	81,989
Short term vehicle rentals	200,334	-
Salaries and wages	1,997,402	1,025,894
	2,261,119	1,224,827